Exhibit 99.5

NICE Revolutionizes Workforce Management Allowing Organizations to Easily
Transform to Adaptive Workforce Engagement

With the acquisition of Workflex, NICE allows organizations to double the impact of any workforce management solution on workforce efficiency, engagement and retention

Hoboken, N.J., October 11, 2017 – NICE (Nasdaq:NICE) today announced a breakthrough in Workforce Engagement Management with the acquisition of Workflex– introducing Adaptive Workforce Engagement. WorkFlex is a market leader in workforce engagement and is at the forefront of providing patented intelligent automation technology to maximize scheduling flexibility, optimize intraday performance, and reduce administrative overhead. The Workflex award-winning technology integrated with NICE's market leading Adaptive WFO provides the industry's only cloud Workforce Engagement solution that creates a win-win situation for both employees and the organization. It addresses for the first time two of the most burning challenges facing customer service organizations – creating high workforce engagement and lowering attrition, and responding in real-time to changing customer needs.

Adaptive Workforce Engagement provides a completely new way of interacting with and managing the workforce. Organizations today struggle to motivate their workforce while providing superior customer service. Even with the best tools at their disposal, it is impossible to manage unexpected events – both on the customer demand side and on the employee side. Today, the only way to deal with these occurrences is through expensive over-staffing and by creating rigid employee schedules, which leads to increased employee frustration and high attrition rates, as well as inflated operational costs.

Adaptive Workforce Engagement can work with any cloud or on-premises workforce management solution and immediately double its impact both by increasing operational efficiency and by creating superior employee engagement. Adaptive Workforce Engagement, which is fully integrated with the NICE Adaptive WFO platform, addresses these issues by empowering employees to take control of their schedules and their careers, all at the touch of a button on their mobile devices. The solution also allows customer service organizations to enhance the customer experience by responding in real-time to changes in customer demand. This unique solution is the industry's first to address the issues of employee engagement typical of the millennial employee.

NICE Adaptive Workforce Engagement is available in the cloud and integrates seamlessly with any existing on premise or cloud workforce management software. The solution offers:

•
Self-management of schedules through an intuitive mobile application anytime, anywhere and on-the-go, allowing employees to perform even the most sophisticated transactions like shift bidding and shift swaps, setting preferences, reporting absences, and receiving immediate confirmation;

•	Accurate forecasting and scheduling in real time powered by AI and ML algorithms providing analytic based real-time intraday optimization;
•
Real-time analysis of understaffing and overstaffing combined with mobility and dynamic scheduling to facilitate an "UBER" approach that allows agents to work flexible hours and still be fully aligned with the company's operational goals and KPIs;

•	Advanced gamification and rewards, which incentivize agents to resolve understaffing, overstaffing and schedule conflicts;
•	Immediate ROI for the contact center operation by automating decisions and removing administrative overhead;
•	A cloud based solution that can easily integrate with any workforce management solution.

Miki Migdal, president of the NICE Enterprise Product Group:
"We are excited to provide our customers with a revolutionary way to motivate their customer service workforce. Our main goal is to allow our customers to not only provide the best possible service for their end customers, but to also create a positive employee experience. We realized that the traditional workforce management approach was no longer sufficient to achieve this. I am confident that with our Adaptive Workforce Engagement solution our customers will exceed their operational goals while providing a dynamic, engaging experience for their employees."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.